Filed by Data Domain, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Data Domain, Inc.
Commission File No.: 001-33517
Dear Data Domain Employees:
Today we announced that Data Domain has entered into a definitive agreement to be acquired by NetApp.  The proposed transaction is subject to Data Domain stockholder approval, certain regulatory approvals and customary closing conditions. Until the deal closes, each company will continue to operate independently, and it is business as usual.
Deal rationale: The proposed merger combines our own market leading data protection and archive storage with NetApp’s best-in-class primary storage solutions. Worthy of note are the following characteristics of the combined entity.
•	The combined company will deliver a broader solution footprint in the data center. This will allow enterprise customers to rely on a single vendor for more of their needs. The combined company will have a much stronger position in the ultra-competitive storage market place than either of the individual companies.

•	We see compelling opportunities to innovate through integration of our respective product sets, yielding enhanced compatibilities, feature sets and differentiation. At Data Domain we have long recognized the need to become present in the primary storage market, and this merger accomplishes that objective in a very timely and compelling manner.

•	Data Domain will gain access — upon closing of the transaction - to a customer base and distribution capacity that is an order of magnitude greater than our own. This will accelerate Data Domain’s product penetration in enterprise accounts, channels and geographies where we have had limited presence thus far.

•	The respective companies have a good cultural fit, both having emerged as Silicon Valley venture backed entities. We share similar business values and a commitment to superior technology and solutions. NetApp ranks number one in this year’s Fortune’s Top 100 list of Best Companies to Work For.
As Data Domain employees, you should feel immensely proud to have been part of this great journey and this proposed merger represents the full measure of recognition of that accomplishment. As we move toward closing this transaction, we will have opportunities for the companies to get to know each other better, and open a new chapter in our quest to be the best in enterprise data storage.
There are still many details and activities to be worked through – and we expect everyone has many questions. We will be holding several all-hands meetings to discuss more details on the proposed merger, the timeline, and expected structure and integration process. You will also find customer communications, FAQ and other materials on our company website.
Frank

Forward-Looking Statements
Information set forth in this message contains forward-looking statements, which involve a number of risks and uncertainties. NetApp, Inc. (“NetApp”) and Data Domain, Inc. (“Data Domain”) caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. All such forward-looking statements include, but are not limited to, statements about the benefits of NetApp’s acquisition of Data Domain, including future financial and operating results, NetApp’s plans, objectives, expectations and intentions and other statements that are not historical facts.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Data Domain’s stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in NetApp’s and Data Domain’s filings with the SEC, which are available at the SEC’s web site http://www.sec.gov. NetApp and Data Domain disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.
Additional Information and Where to Find It
NetApp plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and Data Domain plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about NetApp, Data Domain, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by NetApp and Data Domain through the web site maintained by the SEC at www.sec.gov and by contacting NetApp Investor Relations at (408) 822-7098 or Data Domain Investor Relations at (408) 980-4909. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on NetApp’s website at www.netapp.com and on Data Domain’s website at www.datadomain.com.
Participants in the Acquisition of Data Domain
NetApp, Data Domain and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Data Domain stockholders in connection with the proposed transaction will be set forth in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding NetApp’s executive officers and directors is included in NetApp’s definitive proxy statement, which was filed with the SEC on July 14, 2008, and additional information regarding Data Domain’s executive officers and directors is included in Data Domain’s Annual Report on Form 10-K/A for fiscal year ended December 31, 2008, which was filed with the SEC on April 30, 2009. You can obtain free copies of these documents from NetApp or Data Domain using the contact information above.